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Rec'd 3/28/02

SECURI[TIES AND EXCHANGE COM]MISSION

02021922

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SEC FILE NUMBER
8- 52723

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C. MAR 2 8 2002 585

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MAST SERVICES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
MICHELIN HOUSE, 81 FULHAM ROAD, LONDON SW3 6RD

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY KELLY **44 207 838 6614**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

200 Clarendon Street	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 5 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (05-01)

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OATH OR AFFIRMATION

I, ANTHONY KELLY, swear (~~or affirm~~) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MAST SERVICES LLC, as of 31 DECEMBER 2001, 20____, are true and correct. I further swear (~~or affirm~~) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

CHIEF EXECUTIVE OFFICER

Title

SUBSCRIBED AND SWORN BEFORE ME AT LONDON, ENGLAND, THIS 25TH DAY OF MARCH 2002.

Notary Public

D.N.L. FAWCETT
Scrivener Notary of London, England
My Commission expires with life

D.N.L. FAWCETT
Scrivener Notary of London, England
My Commission expires with life

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
SCRIVENER NOTARIES

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

The Board of Directors of
MAST Services LLC

We have audited the accompanying statement of financial condition of MAST Services LLC (the "Company") as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAST Services LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

March 25, 2002

MAST Services LLC

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 385,151
Receivables from clients	315,702
Receivables from affiliates	371,959
Total assets	$1,072,812
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 251,099
Due to affiliates	65,133
	316,232
Stockholder's equity:	
Member's equity	685,000
Retained earnings	71,580
Total stockholder's equity	756,580
Total liabilities and stockholder's equity	$1,072,812

See notes to financial statements.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

MAST Services LLC (the "Company") is an introducing brokerage and investment banking firm. The Company is engaged primarily in providing advisory and underwriting services and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of MAST Global Limited (the "Parent"). All client revenues to date arise from advisory services

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue as professional services are provided to clients.

Concentrations of Credit Risk

Financial instruments that subject the Company to credit risk consist of accounts receivable. The Company's risk with respect to accounts receivable is minimized by the credit worthiness of the Company's clients. The Company performs periodic credit evaluations of its clients' financial condition and generally does not require collateral. Two clients accounted for 70% and 25%, respectively, of the Company's revenue in 2001.

2. Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Therefore, all items of income, expense and tax credits are passed through to the individual members.

3. Net Capital Requirements

The Company is subject to the net capital requirements of the New York Stock Exchange, Inc. and the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Exchange and the Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Company had net capital of $68,919 that was $29,390 in excess of its required net capital of $39,529.

4. Commitments and Contingencies

The Company leases office space and various types of equipment under short-term leases with 30-day notice requirements. Rent expense was $400,167 for the year ended December 31, 2001.

5. Benefits

The Company participates in a 401(k) plan covering substantially all of its employees that is operated by Monitor Company Group Limited Partnership (MCGLP), a stockholder of the Parent. The plan includes employee contributions and discretionary contributions by MCGLP subject to certain limitations.

6. Related Party Transactions

During the year, the Company loaned $367,052 to MAST International Limited (MIL). MIL is also a subsidiary of the Parent and certain employees of the Company are directors of MIL. At December 31, 2001, the Company had a receivable of $371,959 due from MIL, representing the loan balance and accumulated interest receivable.

In addition, the Company paid $718,024 to MCGLP during 2001 for rent, rental arrangements for various furniture, fixtures and leasehold improvements, office services and reimbursement for certain payroll expenses. The Company recognized revenue revenues of $31,500 for services provided to MCGLP for their clients. As of December 31, 2001, the Company had a net amount due to MCGLP of $65,133.

The Company paid $110,000 for administrative services to the Parent during 2001. Such expense amounts are included in the appropriate expense category.